Exhibit 99.1

MAVERIX BOLSTERS GROWTH PIPELINE WITH ACQUISITION OF

ROYALTY PORTFOLIO FROM BARRICK GOLD

All amounts are in U.S. dollars unless otherwise indicated.

September 1, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce that it has acquired a portfolio of 22 royalties (the “Royalty Portfolio”) from Barrick Gold Corp. (“Barrick”) for upfront cash consideration of $50 million and contingent consideration of up to $10 million depending on certain events occurring (the “Transaction”).

The Royalty Portfolio includes royalties on development, advanced exploration and exploration stage projects located predominantly in Canada, the United States, and Australia. The portfolio comprises multiple assets that contain multi-million gold equivalent ounces of reserves and resources, highlighted by a 1.0% royalty on Skeena Resources’ Eskay Creek gold-silver project in the prolific Golden Triangle of British Columbia. The Eskay Creek project is currently undergoing a feasibility study that is expected to be completed in the third quarter of 2022.

Dan O’Flaherty, CEO of Maverix, commented, “This transaction marks another important milestone in our continued growth at Maverix. We are pleased to add Barrick alongside Newmont, Pan American Silver, Kinross and Gold Fields, to the list of reputable counterparties from which we have acquired royalty portfolios. This portfolio boasts significant existing attributable mineral inventory with meaningful exploration potential in historic mining geographies. The acquisition increases our portfolio to a total of 147 royalties and streams and enhances our already robust exposure to the next generation of gold mines.”

Key Royalties

Eskay Creek Royalty

A 1.0% net smelter return (“NSR”) royalty on the Eskay Creek project, located in British Columbia, operated by Skeena Resources Limited (“Skeena”).

Eskay Creek is a past-producing gold-silver mine located in the Golden Triangle of northwest British Columbia. Eskay Creek has proven and probable mineral reserves of 26.4 million tonnes at 3.37 grams per tonne (“g/t”) gold and 94 g/t silver containing approximately 2.9 million ounces of gold and 80.2 million ounces of silver. In July 2021, Skeena completed a pre-feasibility study for the project which highlighted a high-grade open-pit operation producing an average of 249,000 ounces of gold and 7.2 million ounces of silver per year with an initial mine life of approximately 10 years generating an after-tax NPV5% of C$1.4 billion and a 56% IRR at a $1,550 per ounce gold price. Skeena is currently completing a feasibility study which is expected to be released in the third quarter of 2022. (1)

Skeena has the right to purchase 0.5% of the 1.0% royalty for a cash payment of C$17.5 million.

For more information on Eskay Creek, please visit skeenaresources.com.

Bullfrog Gold Royalty

A 2.0% NSR royalty on the Bullfrog Gold project operated by Augusta Gold Corp. (“Augusta”).

Bullfrog Gold is a past-producing gold-silver mine located in the prolific Bullfrog mining district near Beatty, Nevada. Bullfrog Gold has measured and indicated resources of 71 million tonnes at 0.53 g/t gold and 1.26 g/t silver containing approximately 1.2 million ounces of gold and 2.9 million ounces of silver. Additionally, there are inferred resources of 16.7 million tonnes at 0.48 g/t gold and 0.96 g/t silver containing approximately 0.3 million ounces of gold and 0.5 million ounces of silver. Augusta expects to complete a pre-feasibility study in the fourth quarter of 2022 with a path to commercial production by 2024, subject to the preparation of up-to-date economic studies, an affirmative board production decision, and financing. (2)

The 2.0% royalty rate is subject to change such that the maximum aggregate royalty on any individual mining claim shall not exceed 5.5% but shall be a minimum 0.5% on any individual mining claim.

For more information on Bullfrog Gold, please visit augustagold.com.

Lagunas Norte Royalty

A 2.0% NSR royalty on the refractory sulphide ore project (“PMR”) of the Lagunas Norte mine operated by Boroo Pte Ltd (“Boroo”).

Lagunas Norte is an open-pit heap-leach mine located in the Alto Chicama mining district in northern Peru and has produced over 10 million ounces of gold since 2005. As of June 30, 2021, Lagunas Norte had proven and probable reserves of 49.4 million tonnes at 2.49 g/t gold and 6.24 g/t silver containing approximately 4.0 million ounces of gold and 9.9 million ounces of silver. In December 2021, Boroo announced a new technical report for Lagunas Norte, which included the PMR project and had a 22 year mine life producing an average of 147,000 ounces of gold per year. (3)

The royalty terminates after one million ounces of gold has been sold from the PMR and Boroo has the right to buy back the royalty for a cash payment of $16 million before July 1, 2023.

For more information on the Lagunas Norte PMR Project, please visit boroomc.com.sg.

Sanutura (South Houndé) Royalties

A pair of 1.0% – 2.0% NSR royalties on the Tankoro deposit of the Sanutura project operated by Sarama Resources Ltd. (“Sarama”).

The Tankoro deposit is the primary deposit of Sanutura, Sarama’s flagship project located in the prolific Houndé Belt in Burkina Faso. The Tankoro deposit hosts an indicated resource of 9.4 million tonnes at 1.9 g/t gold containing approximately 0.6 million ounces of gold and an inferred resource of 43.6 million tonnes at 1.4 g/t gold containing approximately 1.9 million ounces of gold. Sarama is currently completing a 50,000 metre drill program to update the mineral resource estimate which will lead to a preliminary economic assessment expected to be completed in the fourth quarter of 2023. (4)

The royalty rate for each royalty is 2.0% when the realized gold price is greater than $1,500 per ounce, 1.5% when the realized gold price is between $1,300 per ounce and $1,500 per ounce, and 1.0% when the realized gold price is less than $1,300 per ounce. Each of the royalties terminate after one million ounces of gold has been sold from the applicable covered areas. The Sanutura royalties are subject to a right of first refusal.

For more information on Sanutura, please visit saramaresources.com.

Other Royalties

Asset	Operator	Location	Stage	Royalty
Central Musgrave	NiCo Resources	Australia	Exploration	1.5% NSR
Maitland	Dakota Gold	USA	Exploration	2.5% NSR
Cose	Pan American Silver	Argentina	Operating	2.5% NSR
Euro (Laverton)	Focus Minerals	Australia	Development	55.18% of $10/oz (5)
Bulletin (Bardoc)	St Barbara	Australia	Development	66.7% of A$2.00/t gold ore
Ethiunda (Honeymoon)	Boss Energy	Australia	Development	1.5% – 3.5% NSR (6)
Hopewell (Kokomo/Sconi)	Australian Mines	Australia	Development	A$1.00 – $2.00/t ore (7)
Colosseum	Dateline Resources	USA	Exploration	2.5% NSR
Biddy Well	Northern Star Resources	Australia	Exploration	1.0% NSR
Camelback Bore	Glencore	Australia	Exploration	A$0.20/t of Ni laterite ore (8)
Eva Cobar (Coronation Hill)	UAU Pty	Australia	Exploration	45% of 2.0% NSR (9)
Lone Star (Giants Reef)	Emmerson Resources	Australia	Exploration	1.0% NSR (10)
Musgrave	Power Minerals	Australia	Exploration	1.5% NSR
Orban	Evolution Mining	Australia	Exploration	20% – 25% NPI or $0.50 – $1.25/t ore (11)
Nipisi Area	Canadian Natural Resources	Canada	Exploration	1.0% – 2.5% GORR (12)
El Toqui	Laguna Gold	Chile	Idle	2.0% NSR (13)
Sunrise	AngloGold Ashanti	Australia	Idle	Variable $/oz (14)

Transaction Summary

Maverix will pay $50 million in cash to acquire the Royalty Portfolio. In addition, Maverix has agreed to make up to a total of $10 million in contingent payments if the following events occur within six years of the closing date of the Transaction: (i) $6 million payable upon Eskay Creek receiving all material permits required to commence construction; (ii) $2 million payable when Maverix has received $10 million in payments from the Royalty Portfolio (excluding any proceeds derived from Eskay Creek); and (iii) $2 million payable when Maverix has received $20 million in payments from the Royalty Portfolio (excluding any proceeds derived from Eskay Creek).

Maverix will use cash on hand and its revolving credit facility to fund the upfront purchase price of the Transaction. The Transaction is expected to close by the end of September and is subject to customary closing conditions.

(1) Mineral reserves effective as of June 30, 2021. For more information on Eskay Creek, please refer to the Eskay Creek description page on the Skeena website, the news release dated July 22, 2021 and the Technical Report entitled “Eskay Creek Project, NI 43-101 Technical Report and Prefeasibility Study, British Columbia, Canada” dated July 22, 2021, available at skeenaresources.com or under Skeena’s profile at sedar.com.

(2) Mineral resources effective as of December 31, 2021. For more information on Bullfrog Gold, please refer to the Bullfrog Gold description page on the Augusta website, the June 2022 corporate presentation and the Technical Report entitled “NI 43-101 Technical Report, Mineral Resource Estimate, Bullfrog Gold Project, Nye County, Nevada” dated December 31, 2021, available at augustagold.com or under Augusta’s profile at sedar.com.

(3) Mineral reserves effective as of June 30, 2021. For more information on Lagunas Norte, please refer to the Lagunas Norte description page on the Boroo website and the news release dated December 1, 2021.

(4) Mineral resources effective as of November 16, 2021. For more information on Sanutura, please refer to the Sanutura description page on the Sarama website, the news release dated February 7, 2022 and the Technical Report entitled “NI 43-101 Technical Report, Sanutura Project, South-West Burkina Faso” dated February 7, 2022, available under Sarama’s profile at sedar.com.

(5) Royalty takes effect after the first 50,000 gold ounces have been recovered.

(6) Royalty is 1.5% on tertiary uranium, 3.5% on hard rock uranium and 2.5% on all other minerals.

(7) Royalty is A$1.00/t on the first 1.0 million tonnes, A$1.50/t on the next 2.0 million tonnes and A$2.00/t thereafter. Cash payment of A$50,000 per annum to payee during the lease term.

(8) Royalty is capped at 1,750 kt of nickel laterite ore. The Camelback Bore royalty is subject to a right of first offer.

(9) Payees are entitled to A$0.20/kg U3O8 (or equivalent) payment on discovery of an indicated mineral resource.

(10) Royalty is capped at A$825,000 in cumulative royalty payments.

(11) Royalty is the greater of (i) 25% net profits interest (“NPI”) up to 20,000 ounces of gold, 20% NPI thereafter and (ii) A$0.50/t ore (<1 g/t gold) or A$1.25/t ore (>2 g/t gold).

(12) Royalty is 1.5% on the first 15,000 Bbl/day and 2.5% on the second 15,000 Bbl/day subject to a cap at 30,000 Bbl/day.

(13) Royalty does not include lead or zinc.

(14) Royalty varies based on gold price and sliding scale rate.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 140 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the expected completion of the Transaction upon satisfaction by the parties of the conditions to closing, the anticipated timing of closing, the rights of certain of the operators of royalties which constitute part of the Royalty Portfolio to repurchase all or a portion of certain such royalties in connection with the Transaction or otherwise, the obligation of the Company to make the contingent payments in certain circumstances, the Company’s annual guidance and or organic growth in respect of its portfolio of assets, developments in respect of Maverix’s portfolio of royalties and streams, and as well developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix proposes to acquire a royalty, stream or other interest is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder or prospective royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio and the Royalty Portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds or proposes to acquire a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.

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